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VIA EDGAR

Myra Moosariparambil

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Arch Coal, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed February 14, 2019

Form 10-Q for the Quarter Ended September 30, 2019

Filed October 22, 2019

File No. 001-13105

Dear Ms. Moosariparambil:

On behalf of our client Arch Coal, Inc. (the “Company”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Annual Report on Form 10-K and Quarterly Report on Form 10-Q referenced above as set forth in the letter dated December 5, 2019. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-Q for the Quarter Ended September 30, 2019

Item 1. Financial Statements

Note 5. Preference Rights Lease Application Settlement Income, page 10

1.              We note you recorded a $39 million gain related to a settlement with the United States Department of Interior and as part of the settlement you will receive $67 million in the form of royalty credits on federal coal leases which will be used to settle 50% of your monthly royalty obligations over 18-24 months beginning in September 2019. Please tell us how your treatment of this gain is consistent with ASC 450-30-25-1.

Response:

The $39 million gain recorded by the Company in the quarter ended September 30, 2019 relates to a settlement with the Secretary of the Interior whereby the Company agreed to exchange certain of its Preference Rights Lease Applications (“PRLAs”) for federal coal bidding rights

December 16. 2019 Page 2

valued at $67 million. The settlement allows the Company to use the value of these federal coal bidding rights to offset 50% of the monthly royalty obligations due to the U.S. government for minerals recovered from federal lands. Based on sales commitments at September 30, 2019, the Company’s total committed sales are sufficient to exhaust the entire amount. Therefore, as described in greater detail below, the Company believes that the gain is both recoverable and collectable and that recognition at this time is consistent with ASC 450-30-25-1.

The gain the Company recorded pertains to a long-standing dispute, dating back to the 1970s, on the valuation and disposition of PRLAs that the Company controlled in northwestern New Mexico with a joint venture partner. PRLAs are rights to develop and market coal found on federal lands. Shortly after the PRLAs were awarded, these lands were selected by the Navajo Nation as part of a proposed land exchange with the federal government, thus creating the conflict.

On March 5, 2012, the Company entered into a Settlement Agreement with the Bureau of Land Management (“BLM”) that both confirmed the existence of commercial quantities of coal in the PRLAs and mandated that the Company and the BLM use their best efforts in securing an exchange of the PRLAs for federal coal bidding rights. The Company engaged in complex, multi-party negotiations that lasted several years as the exchange of the PRLAs for federal coal bidding rights required a change in federal law.

On March 12, 2019, the John D. Dingell, Jr. Conservation, Management and Recreation Act was signed into law by the President, which authorized the Secretary of Interior to implement the federal coal bidding rights valuation process of the original Settlement Agreement. Pursuant to this authorization, on August 26, 2019, the Company and the Secretary of Interior entered into the First Addendum to the Settlement Agreement in which both parties agreed that the value of the PRLAs is $67 million.

On September 6, 2019, the Company and the Secretary of Interior entered into the Second Addendum to the Settlement agreement, which established the procedures with the Office of Natural Resources Revenue to utilize the $67 million in federal bidding rights to settle 50% of the Company’s monthly royalty obligations for minerals recovered from federal lands.

During the negotiations with the Secretary of Interior, the Company and its joint venture partner negotiated a $27 million one-time payment in exchange for the partner assigning its interests in the PRLAs to the Company. This settlement with the Company’s joint venture partner, plus approximately $1 million in closing fees, offset the $67 million federal bidding rights to arrive at the $39 million gain recorded by the Company during the third quarter of 2019.

ASC 450-30-25-1 states that “a contingency that might result in a gain should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.” It additionally defines a gain contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain to an entity that will ultimately be resolved when one or more future events occur or fail to occur.” Due to the execution of the various binding settlement agreements described above, the Company does not believe there are

December 16. 2019 Page 3

any uncertainties or milestones that need to be resolved with respect to the $39 million in question, and therefore gain recognition is appropriate.

The Company also considered the recoverability and collectability of the federal bidding rights. The recoverability is based on the Company’s ability to utilize the $67 million federal bidding rights to offset 50% of monthly royalty obligations for minerals recovered from federal lands. Substantially all of the Company’s coal production at its Powder River Basin and Colorado operations is on federal leases, and those operations paid royalties of $135.3 million, $134.1 million, and $92.7 million in 2017, 2018, and the nine months ended September 30, 2019, respectively. The Company began utilizing the federal bidding rights with its payment of royalties for September 2019. Based on planned production levels at those operations for the fourth quarter of 2019 and the full year 2020, the Company expects the balance of the $67 million federal bidding rights will be exhausted by the end of the 2020 calendar year. The Company’s production plans are supported by its future sales commitments, which were disclosed in its 10-Q for the quarterly period ending September 30, 2019. Sales commitments at that time totaled approximately 19.5 million tons of Powder River Basin coal for the fourth quarter of 2019 at an average sales price of $12.06 per ton and 45.2 million tons for 2020 with sales pricing of $12.27 per ton, which are subject to a 12.5% federal royalty. This means that, based on current sales commitments alone, the Company would use approximately $49 million of the $67 million total settlement amount by the end of 2020. Additionally, the Company has sales commitments for periods beyond 2020, and total committed sales as of September 30, 2019 were sufficient to recover the entire balance even in the unlikely scenario that no additional coal was sold.

From a collectability standpoint, the Company is not actually collecting cash, but instead is remitting less cash on royalty obligations for minerals recovered from federal lands. Moreover, the counterparty to the PRLA settlement is the U.S. federal government; therefore, the Company did not record an allowance against the receivable it established for the federal bidding rights.

Based on the above, the Company respectfully submits that its accounting treatment for the PRLA settlement is consistent with ASC 450-30-25-1 relating to gain contingencies.

*  *  *  *  *

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (212) 906-1761.

Sincerely,

/s/ Keith L. Halverstam

Keith L. Halverstam
of LATHAM & WATKINS LLP

cc:                                Steve Lo

John T. Drexler, Arch Coal, Inc.

Rosemary Klein, Arch Coal, Inc.

David Rogan, Ernst & Young LLP